YUKON-NEVADA GOLD CORP. REPORTS SECOND QUARTER RESULTS

Vancouver, BC – August 14, 2009 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) has released results for the three and six months ended June 30, 2009. All amounts in this news release are in United States dollars, unless otherwise stated.

For the three and six months ended June 30, 2009, the Company reported a net loss of $7.7 million and $12.9 million, respectively, due to the limited number of operating days during the period and operational issues with the mill operator in place during that time. Although the Company resumed operations on March 25, 2009 with the approval of the Nevada Division of Environmental Protection (NDEP), the Company shutdown again at the end of May as delays in the construction and delivery of key components for the mercury emissions control system resulted in missing the May 30 deadline set with the NDEP for having the system installed. The Company is continuing to work with the NDEP and the State Attorney General to receive approval to return to full operations.

In the second quarter at Ketza River in the Yukon, the Company focused on compiling data from the 2008 year and completing core sampling. Many new drill targets are being identified in preparation for future exploration and additional geophysical work is being carried out in the area.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com and on SEDAR, www.sedar.com.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 250
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.